SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
NOTICE OF EXEMPT SOLICITATION

Name of Registrant:  Smith & Wesson Brands, Inc.

Name of persons relying on exemption:

1.	Adrian Dominican Sisters
2.	Providence St. Joseph Health
3.	PeaceHealth
4.	Congregation of the Sisters of the Holy Cross, Indiana
5.	School Sisters of Notre Dame Central Pacific Province
6.	Sisters of Bon Secours USA
7.	CommonSpirit Health
8.	Mercy Investment Services
9.	Bon Secours Mercy Health
10.	Daughters of Charity, Province of St Louise
11.	The Domestic and Foreign Missionary Society of the Protestant Episcopal Church
12.	Congregation of St. Joseph, OH
13.	Sisters of St. Francis of Philadelphia
14.	Congregation of Sisters, Servants of the Immaculate Heart of Mary
15.	Sisters of St. Joseph of Carondelet, St. Louis Province

Address of persons relying on exemption:  Intercommunity Peace & Justice Center, Northwest Coalition for Responsible Investment, 1216 NE 65th St, Seattle, Washington, 98115

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

September 1, 2021

Dear Smith & Wesson Shareholder,

We urge you to vote FOR Proposal 5 on Smith & Wesson Brands, Inc.’s (“Smith & Wesson’s” or the “Company’s”) proxy card at the Company’s annual shareholder meeting on September 27, 2021. Proposal 5 is a shareholder proposal (the “Proposal”), which was submitted by the Adrian Dominican Sisters and the co-filing shareholders set forth below1 (the “Proponents”), asking Smith & Wesson to adopt a comprehensive human rights policy, including a description of the processes the Company will use to identify, assess, prevent and mitigate adverse human rights impacts.

The Proponents submitted the Proposal out of concern that Smith & Wesson has no process in place to identify and analyze human rights risks in its business and operations, which is especially problematic given the lethal nature of the Company’s products. The Proposal asks Smith & Wesson to join leading companies that have committed to conducting human rights due diligence in order to manage risks, minimize harm, and protect their social license to operate. The environmental, social and governance (“ESG”) review Smith & Wesson is now conducting does not appear to address human rights and thus provides no basis for concluding that the Proposal is unnecessary or disruptive.

Human Rights Due Diligence Identifies Company-Specific Risks and Does Not Lead to the Imposition of Liability

The Proposal is based on the U.N. Guiding Principles (“UNGPs”) on Business and Human Rights, a set of principles for states and companies to prevent, address and remedy human rights abuses in business operations. Many leading companies, including Microsoft, Hershey, Shell, Coca Cola and Adidas, have adopted human rights policies and undertaken human rights due diligence processes consistent with the UNGPs. Significant investor interest in and support for policies based on the UNGPs is evidenced by the fact that a proposal substantially identical to the Proposal submitted for the 2019 AGM received support from holders of 36% of shares voted for and against.

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1 Co-filers are Providence St. Joseph Health; PeaceHealth; Congregation of the Sisters of the Holy Cross, Indiana; School Sisters of Notre Dame Central Pacific Province; Sisters of Bon Secours USA; CommonSpirit Health; Mercy Investment Services; Bon Secours Mercy Health; Daughters of Charity, Province of St. Louise; the Domestic and Foreign Missionary Society of the Protestant Episcopal Church; Congregation of St. Joseph, OH; Sisters of St. Francis of Philadelphia; Congregation of Sisters, Servants of the Immaculate Heart of Mary; and Sisters of St. Joseph of Carondelet – St. Louis Province.

Human rights policies and due diligence processes should be tailored to fit a company’s activities, business relationships and operations. The UNGPs state that human rights due diligence “[w]ill vary in complexity with the size of the business enterprise, the risk of severe human rights impacts, and the nature and context of its operations.”2 By definition, then, human rights due diligence is not “divorced from real risk,” as Smith & Wesson claims; to the contrary, it focuses on precisely the most relevant risks a company faces.

Committing to a human rights due diligence process would not lead to “unlimited extra-legal liability,” as Smith & Wesson complains. Because the human rights due diligence process is driven by an individual company, it does not result in the payment of compensation to affected individuals or communities unless a company decides to do so. In that way, it differs from litigation or a government enforcement action, where a court or other body adjudicates claims and determines the amount a company must pay. As one commentator put it, the UNGPs are “agnostic on theories of liability.”3

For that reason, it is nonsensical for Smith & Wesson to object that the Proponents do not specify the Proposal’s “potential financial costs and liabilities.” The Interfaith Center on Corporate Responsibility (“ICCR”), an investor organization to which Proponents belong, did not, as Smith & Wesson suggests, estimate the financial consequences of implementing the Proposal “in the tens, if not hundreds, of billions of dollars.” (emphasis in original) ICCR’s Investor Statement on Gun Violence did cite a Johns Hopkins study estimating the annual cost of emergency room and inpatient care for victims of gun violence at $2.8 billion.4 Those costs, however, do not represent adverse human rights impacts, much less impacts caused specifically by Smith & Wesson products. More importantly, the Proposal would not obligate Smith & Wesson to remediate impacts. The Proponents simply are not in a position to produce the cost estimate demanded by Smith & Wesson because they don’t know the full range of impacts the Company’s human rights due diligence would identify, nor can they predict what, if anything, Smith & Wesson would choose to do in response.

Smith & Wesson’s Existing Policies and “Ongoing ESG Efforts” Do Not Address Human Rights

Smith & Wesson urges that the Proposal would interfere with the Company’s “ongoing ESG efforts,” including the Corporate Stewardship Policy, its media-monitoring program, and “a framework for revamping [the Company’s] ESG approach,” which is now under way. That contention is undermined by the fact that none of these efforts deals with human rights.

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2 UN Office of the High Commissioner on Human Rights, “Guiding Principles on Business and Human Rights,” Principle 17(b) (2011) (available at https://www.ohchr.org/documents/publications/guidingprinciplesbusinesshr_en.pdf).

3 See Radu Mares, “Human Rights Due Diligence and the Root Causes of Harm in Business Operations: A Textual and Contextual Analysis of the Guiding Principles on Business and Human Rights,” Northeastern University L. Rev. 10(1), 1-71, at 52 (2018) (http://lup.lub.lu.se/search/ws/files/49047261/2018_The_UNGPs_and_the_Root_Causes_of_Infringements.pdf).

4 https://www.iccr.org/sites/default/files/page_attachments/investorstatementagainstgunviolence05.29.18f.pdf

WE ARE NOT SOLICITING AUTHORITY TO ACT AS PROXY FOR ANY SMITH & WESSON SHAREHOLDER. PROXY CARDS WILL NOT BE ACCEPTED BY ANY PROPONENT.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS IN SMITH & WESSON’S PROXY STATEMENT.

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The Corporate Stewardship Policy Smith & Wesson repeatedly touts sets forth some process-oriented commitments, such as enforcing existing policies and regularly evaluating policies and practices.5 It also commits Smith & Wesson to a few substantive actions, including “striv[ing] to manage our environmental impact,” supporting gun safety initiatives, and respecting “laws and regulations governing the manufacture, sale, distribution, and use of firearms.”6 None of the existing policies referenced in the Corporate Stewardship Policy, nor the Policy itself, addresses human rights.

Similarly, the Statement in Opposition describes in vague terms the ESG “review” in which Smith & Wesson says it is engaged. Smith & Wesson states that as part of that review, it has “consulted various ESG frameworks” and “review[ed] best practices as defined by various ESG authorities in gathering information from internal and external stakeholders.” Although Smith & Wesson is silent on the substantive contours of this new framework, it argues that shareholders should vote against the Proposal to avoid disrupting the development of the framework. If Smith & Wesson intended this nascent ESG initiative to specifically address human rights, that fact would presumably be mentioned in the Statement in Opposition. It thus seems reasonable to conclude that the Proposal would not “supplant” the new framework. Smith & Wesson also claims that the policy requested in the Proposal would not be “concrete” or “executable,” unlike the poorly defined forthcoming ESG framework, but the experience of companies that have adopted policies consistent with the UNGPs shows that this is not the case.

The Proponents have not “ignored” the steps Smith & Wesson has taken, as it urges in the Statement in Opposition. As discussed above, because those steps do not address human rights in any way, they do not help Smith & Wesson manage its human rights risks. Accordingly, those efforts cannot be considered an adequate substitute for the policy and process requested in the Proposal.

The Proponents Have Acted in Good Faith

Smith & Wesson devotes a significant portion of the Statement in Opposition to various assertions that, taken together, imply that the Proponents have not acted in good faith in submitting the Proposal (and similar previous proposals) and dealing with the Company. Smith & Wesson misrepresents some key facts, however, and a full account undermines any suggestion that the Proponents have acted in bad faith.

The Proponents, and the proponents of similar proposals submitted in 2019 and 2020, have consistently advocated dialogue with Smith & Wesson as an alternative to the more adversarial proxy process. The Proponents, as well as the earlier proposals’ proponents, requested dialogue in the submission letters accompanying their proposals. In September 2020, the proponents of the proposal submitted for the 2020 AGM (the “2020 Proposal”) wrote to Smith & Wesson’s CEO and made the case for dialogue more forcefully, stating:

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5 See https://ir.smith-wesson.com/static-files/a66d1a75-6794-48dc-8e16-9d60e3486220

6 See https://ir.smith-wesson.com/static-files/a66d1a75-6794-48dc-8e16-9d60e3486220

WE ARE NOT SOLICITING AUTHORITY TO ACT AS PROXY FOR ANY SMITH & WESSON SHAREHOLDER. PROXY CARDS WILL NOT BE ACCEPTED BY ANY PROPONENT.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS IN SMITH & WESSON’S PROXY STATEMENT.

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From the beginning and on multiple occasions since, shareholders have maintained that our strong preference is to engage Smith & Wesson via direct dialogue and not through the proxy process. To date our invitations have been rebuffed—in truth, quite harshly so. This being said, we understand that conversations on gun violence in our country have historically been one of agitated and even angry disagreement. The climate, in some ways, invites harsh responses based on assumptions that disagreement is the goal. In contrast, our assumption when we engage in dialogue is that we share common ground and that we have much to learn from each other.

The proponents of the 2020 Proposal offered to enter into a confidentiality agreement if doing so would facilitate a dialogue between Smith and Wesson and the proponents. At no point, however, did the proponents insist on a confidentiality agreement, which are extremely rare in dialogues of this kind. In negotiating the confidentiality agreement, Smith & Wesson would agree to allow only two of the 2020 Proposal proponents to attend meetings with the Company, but sought to bind all proponents to the confidentiality agreement, which would result in each proponent being liable for damages resulting from any breach of the agreement by another proponent. When legal counsel for one of the proponents balked at that provision, and Smith & Wesson refused to change or remove it, negotiations broke down. It is unclear what Smith & Wesson means when it says in the Statement in Opposition that it “believed the [the problematic provision] could be cured,” but the email from Smith & Wesson’s General Counsel objecting to the proponent’s proposed change to it stated simply that the Company “cannot accept” the change and did not suggest alternative language.

 Finally, Smith & Wesson asserts that the Proposal “is presented in the context of a broader attack on lawful firearms ownership,” implying that the Proposal itself is part of an effort to curtail gun rights. The Proponents have never tried to conceal that they support stricter gun laws, as do a majority of Americans.7 But the Proposal cannot accomplish that objective; such limits must be imposed through the political process. Even the most robust human rights due diligence process does not affect the legal regime in which a company operates. Instead, human rights due diligence allows companies to better manage risks associated with adverse human rights impacts, which can help them avoid or minimize financial and reputational risks.

For questions regarding Smith & Wesson Proposal #5, please contact Judy Byron, OP, Northwest Coalition for Responsible Investment, (206) 223-1138 or jbyron@ipjc.org

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7 https://www.pewresearch.org/fact-tank/2021/05/11/key-facts-about-americans-and-guns/

WE ARE NOT SOLICITING AUTHORITY TO ACT AS PROXY FOR ANY SMITH & WESSON SHAREHOLDER. PROXY CARDS WILL NOT BE ACCEPTED BY ANY PROPONENT.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS IN SMITH & WESSON’S PROXY STATEMENT.

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